FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 12/28/2006



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                                        /
                                       /
                          Form 20-F [\/] Form 40-F____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
                                                /
                                               /
                                 Yes____ No [\/]



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing that Ternium purchases CVRD's ownership stake in Siderar.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps              By: /s/ Daniel Novegil
------------------------------        ---------------------------------------
Name: Roberto Philipps                         Name: Daniel Novegil
Title: Chief Financial Officer                 Title: Chief Executive Officer


Dated: December 28, 2006

               Ternium Purchases CVRD's Ownership Stake in Siderar


    LUXEMBOURG--(BUSINESS WIRE)--Dec. 28, 2006--Ternium S.A. (NYSE:TX) announced today that, in a private transaction, it acquired from CVRD International S.A., a wholly-owned subsidiary of Companhia Vale do Rio Doce (NYSE:RIO) (NYSE:RIOPR), or CVRD, 16,860,000 shares, or 4.85%, of Siderar S.A. for an aggregate purchase price of US$107.5 million. The price per share paid to CVRD is US$6.376 which reflects a discount to market price. Upon consummation of this transaction, Ternium has increased its ownership in Siderar to 211,701,012 shares, or 60.93%.

    Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its own distribution network. More information about Ternium is available on the Company's Web site at www.ternium.com.



    CONTACT: Ternium
             Investor Relations:
             Sebastian Marti
             USA (1) 866 890 0443
             Mexico (52) 81 8865 1240
             Argentina (54) 11 4018 2389
             www.ternium.com